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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                             HEARTLAND EXPRESS, INC
                                (Name of Issuer)

                     COMMON STOCK, par value $0.0 per share
                         (Title of Class of Securities)

                                   422347 10 4
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  422347 10 4                                               Page 2 of 4

1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only). MICHAEL J. GERDIN

2) Check the Appropriate Box if a Member of a Group

     (a) N/A
     (b) N/A

3)   SEC Use Only

4) Citizenship or Place of Organization: United States of America

Number of                  5)   Sole Voting Power                           0
Shares Bene-
ficially                   6)   Shared Voting Power                         0
Owned by Each
Reporting                  7)   Sole Dispositive Power                      0
Person With:
                           8)   Shared Dispositive Power                    0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person           0(1)

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares      N/A

11)  Percent of Class Represented by Amount in Row (9)                      0.0%

12) Type of Reporting Person: IN

     (1) Mr. Gerdin is one of the beneficiaries of the 2005 Gerdin Children's Trust which holds a total of 1,067,084 shares. Mr. Gerdin does not have or share investment control with respect to such trust. A third party serves as trustee. Beneficial ownership is disclaimed.

CUSIP No. 422347 10 4                                                Page 3 of 4

Item 1.
     a. Name of Issuer: Heartland Express, Inc.
     b. Address of Issuer's Principal
        Executive Offices                               901 N Kansas Avenue
                                                        North Liberty, IA 52317
Item 2.
     a. Name of Person Filing Michael J. Gerdin
     b. Address of Principal Business
        Office                                          or, if none, Residence
                                                        901 N Kansas Avenue
                                                        North Liberty, IA 52317
     c. Citizenship:                                    United States of America
     d. Title of Class of Securities:  Common Stock, par value $0.01 per share
     e. CUSIP Number:                                   42234 10 4
Item 3.
     If this statement is filed pursuant to  Rules 13d-1(b) or 13d-2(b)
     or (c) check whether the person filing is a:       N/A

Item 4.  Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     a.  Amount beneficially owned:                                         0(1)

     b. Percent of class: 0.0%

     c. Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote                     0

          (ii) Shared power to vote or to direct the vote                   0

          (iii) Sole power to dispose or to direct the disposition of       0

          (iv) Shared power to dispose or to direct the disposition of      0

Item 5. Ownership of Five Percent or Less of a Class:                       N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person     N/A

     (1) Mr. Gerdin is one of the beneficiaries of the 2005 Gerdin Children's Trust which holds a total of 1,067,084 shares. Mr. Gerdin does not have or share investment control with respect to such trust. A third party serves as trustee. Beneficial ownership is disclaimed

CUSIP No. 422347 10 4                                                Page 4 of 4

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reporting on By the Parent Holding Company          N/A

Item 8.  Identification and Classification of Members of the Group          N/A

Item 9.  Notice of Dissolution of Group                                     N/A

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changes or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008
Date

/s/ MICHAEL J. GERDIN
Signature

Michael J. Gerdin, President
Name and Title